UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

Commission File Number 1-15401
ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

Energizer Holdings, Inc.
Savings Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements Of Net Assets Available For Benefits
Statements Of Changes In Net Assets Available For Benefits
Notes To Financial Statements

Supplemental Schedule

Report of Independent Registered Public Accounting Firm On Supplemental Information
Schedule Of Assets Held At End Of Year

Signatures

Exhibit Index

Report Of Independent
Registered Public Accounting Firm

To The Energizer Plans Administrative Committee
Energizer Holdings, Inc.
Saint Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as of January 1, 2008.

/s/ RubinBrown LLP
St. Louis, Missouri
June 26, 2009

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008		2007
	(dollars in thousands)
Assets
Cash from merged plans (Note 1)	$—		$159,890

Investments, at fair value (Notes 2, 5 and 7)
Vanguard PRIMECAP Fund Investor Shares	23,535		28,868
Shares in registered investment companies	63,034		73,226
Vanguard 500 Index Fund Signal Shares	66,023	*	89,296	*
Vanguard Money Market Reserve Fund - Federal Portfolio	35,538	*	30,392
Vanguard Small-Cap Index Fund Signal Shares	17,756		30,644
Vanguard Wellington Fund Investor Shares	56,581	*	68,531	*
Vanguard Windsor II Fund Investor Shares	44,189	*	57,231	*
Vanguard International Growth Fund	31,041	*	46,518	*
Vanguard Retirement Savings Trust	137,105	*	83,085	*
Vanguard Total Bond Market Index Fund Signal Shares	45,184	*	24,940
Common stock - Energizer Holdings, Inc. Stock Fund	57,362	*	112,092	*
Loans to participants	12,925		9,454
Loans to participants from merged plans (Note 1)	—		2,465
Total Investments	590,273		656,742

Receivables:
Employer contributions	—		26
Participant contributions	—		103
Contributions from merged plans (Note 1)	—		5,569
Total Receivables	—		5,698

Total Assets	590,273		822,330

Liabilities
Accrued administrative expenses	—		29

Net Assets Available For Benefits	$590,273		$822,301

* Investment represents 5% or more of Plan's net assets.

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years
	Ended December 31,
	2008	2007
	(dollars in thousands)
Additions To Net Assets Attributed To:
Employer contributions	$8,562	$5,666
Participant contributions	28,666	21,279

Total Additions	37,228	26,945

Deductions From Net Assets Attributed To:
Benefits paid	57,786	38,484
Administrative expenses	167	201

Total Deductions	57,953	38,685

Investment (Loss)/Income:
Interest income	972	709
Dividends income	22,114	29,454
Net (depreciation)/appreciation in fair value of investments	(234,389)	47,679

Total Investment (Loss)/Income	(211,303)	77,842

Asset transfers in related to plan merger (Note 1)	—	169,981

Net (Decrease)/ Increase	(232,028)	236,083

Net Assets Available For Benefits - Beginning Of Year	822,301	586,218

Net Assets Available For Benefits - End Of Year	$590,273	$822,301

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 And 2007
(Dollars in thousands, except where stated otherwise)

1.	Description Of The Plan

The following is a summary description of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) and provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

   General

The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.  It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA.  Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s Plan account.

   Plan Participation

Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U.S. Federal Insurance Contributions Act tax.

Employees are automatically enrolled as Plan participants following 30 days of employment, unless they opt out of participation within 30 days or elect, if administratively feasible, to begin participation earlier.  Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase/decrease contributions or change investment direction.

Effective as of December 31, 2007, the Company merged the following Playtex Products, Inc. (Playtex) plans into the Plan:  Playtex Ohio Hourly Employees Retirement and Savings Plan, Playtex Profit-Sharing Retirement Plan, Playtex Products, Inc. Hourly Employees’ Retirement Plan and the Tanning Research Laboratories, Inc. Profit Sharing and Retirement Savings Plan (the Playtex DC Plans).

All employees of Playtex and its affiliated companies became participants in the Plan effective January 1, 2008.  On January 2, 2008, all cash received by the Plan as a result of the Playtex DC Plans merger was allocated to participant accounts by Vanguard.

Contributions

Participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits.  Employees who are automatically enrolled in the Plan contribute 6% on a before-tax basis, unless they take action to change the contribution percentage.  Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

After-tax contributions not exceeding 1% of the participant’s compensation are matched 325% by the Company.  This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees.  Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.  Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.  Employees who are automatically enrolled in the Plan who take no action to change the automatic enrollment choice contribute 1% on an after-tax basis.

Investment Options

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant.

Vesting

Employee before-tax and after-tax contributions and earnings thereon vest immediately.  Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of service.  Participants are 100% vested in Company matching contributions and earnings thereon after four years of service.  In the event of a participant’s attainment of age 65, retirement (termination of employment after age 55), death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has been credited with fewer than four years of service.

Payment Of Benefits

Upon death, termination of service, or attainment of age 70½, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Participant accounts with vested balances of $1,000 or less will be automatically distributed unless otherwise instructed.

Plan In-Service Withdrawals

In-service withdrawals of before-tax contributions may be made prior to termination or retirement in the event of financial hardship or any time after the participant attains age 59½.  For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship.  After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans

Participants may borrow from their accounts subject to the provisions of the Plan.  Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan.  The minimum loan amount is $1.  Participants pay interest on such loans, at a fixed rate of 1% above the prime rate, determined as of the first day of the month in which the participant applies for the loan.  Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence.  Loan repayments are made through payroll deduction each pay period.  Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan.  In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service.  Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan.  Forfeitures were $94 and $98 for the years ended December 31, 2008 and 2007, respectively.

Plan Administration

The Plan is administered by the Energizer Plans Administrative Committee (EPAC).  EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals.  Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors.  They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
John J. McColgan	Vice President and Controller
Joseph J. Tisone	Vice President, Global Operations – Household Products
Geraldine S. Auger	Vice President, Global HR Programs
David S. VerNooy	Vice President, Research, Development and Engineering – Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the assets of the Plan.  As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies.  In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

2.	Summary Of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation

The following is a description of the valuation methodologies used for assets measured at fair value.  See Note 7 for further information.

Registered Investment Companies
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Common Stock
The Company Stock Fund is valued at the net asset value (NAV) of shares held by the Plan at year end.  The NAV is determined by dividing the net assets of the Company Stock Fund by the number of units outstanding on the day of valuation.  The Company Stock Fund is comprised of assets that are traded on an active market and cash and cash equivalents.

Common/Collective Trust
Units of the Retirement Savings Trust are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The adjustment to fair value is immaterial for 2008 and 2007.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Participant Loans
Participant loans are valued at cost, which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Income Recognition

Interest income is recognized when earned and dividend income is recognized on the date of record.  Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Related Party and Party-in-Interest

The Company, as Plan sponsor, is a related party to the Plan.  At December 31, 2008 and 2007, the Plan held shares of Company Stock with a market value of $57,362 and $112,092, respectively.  The Plan purchased $21,113 and sold $16,197 of Company Stock for the year ended December 31, 2008 and for the year ended December 31, 2007, the Plan purchased $13,322 and sold $37,071.

Vanguard, as Trustee of the Plan’s assets, is a party-in-interest as defined by ERISA.  For Plan assets managed by Vanguard, the Plan held $519,986 and $532,731 of investment funds and short-term investments at December 31, 2008 and 2007, respectively.  Of these investments, the Plan purchased $326,671 and sold $164,197 for the year ended December 31, 2008 and for the year ended December 31, 2007, the Plan purchased $277,957 and sold $84,762.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of ERISA.

4.	Income Tax Status

The Plan received a favorable letter of determination from the IRS dated March 27, 2003, indicating compliance with section 401(a) of the Internal Revenue Code of 1986, as amended (Code) and exemption under the provisions of section 501(a) of the Code.  Thus, a provision for a federal income tax is not required in the accompanying financial statements.  The Plan has been amended since this 2003 favorable determination letter was received and on January 29, 2007 filed for a new determination letter from the IRS with respect to the amended Plan documents.  The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The Plan received a favorable letter of determination from the IRS dated March 06, 2009, indicating compliance with section 401(a) of the Code and exemption under the provisions of section 501(a) of the Code.

5.	Investments

For the years ended December 31, 2008 and 2007, the Plan’s investments, including Plan investments held by Vanguard, depreciated by $(234,389) and appreciated by  $47,679 respectively, as follows.

	For the Years
	Ended December 31,
	2008	2007
Net (depreciation)/appreciation in fair market value
Shares in registered investment companies	$(174,743)	$1,691
Common stock - Energizer Holdings, Inc. Stock Fund	(59,646)	45,988

	$(234,389)	$47,679

Investments that represent 5% or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

6.	Form 5500

For the year ended December 31, 2008 and 2007, there were no reconciling items between the Plan and Form 5500.

7.	Financial Instruments Measured at Fair Value

On January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157) for certain financial assets and liabilities.  This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.
Under the SFAS 157 hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs.  The following table sets forth the Plan’s financial assets, which are carried at fair value, as of December 31, 2008 that are measured on a recurring basis during the period, utilizing a market approach valuation technique, segregated by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total

Assets at fair value:
Shares in registered
investment companies	$382,881	$—	$—	$382,881
Common stock - Energizer Holdings,
Inc. Stock Fund	—	57,362	—	57,362
Common/Collective Trust	—	137,105	—	137,105
Loans to participants	—	—	12,925	12,925
Total assets at fair value	$382,881	$194,467	$12,925	$590,273

The following table sets forth a reconciliation of changes between the beginning and ending fair value of the Plan’s level 3 inputs.

	Beginning Fair Value	Gains/ (Losses)	Purchases, Sales, Issuances and Settlements (net)	Transfers in/out of Level 3	Total

Loans to participants	11,919	—	1,006	—	12,925
Total	$11,919	$—	$1,006	$—	$12,925

Supplemental Schedule

Report Of Independent Registered Public
Accounting Firm On Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 26, 2009

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

EIN 43-1863181   PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Current Value

*	Vanguard Group	Forward:Itl Sm Co;Inst	$ 2,563
*	Vanguard Group	RidgeWorth Small Cap Val; I Sh	3,803
*	Vanguard Group	500 Index Fund Signal	66,023
*	Vanguard Group	Vanguard Explorer Fund Inv	12,070
*	Vanguard Group	Vanguard Fed Money Mkt	35,538
*	Vanguard Group	Vanguard Int'l Growth Fund Inv	31,041
*	Vanguard Group	Vanguard PRIMECAP Fund Inv	23,535
*	Vanguard Group	Small-Cap Index Signal	17,756
*	Vanguard Group	Vanguard Tgt Retirement 2005	1,364
*	Vanguard Group	Vanguard Tgt Retirement 2010	6,234
*	Vanguard Group	Vanguard Tgt Retirement 2015	8,107
*	Vanguard Group	Vanguard Tgt Retirement 2020	8,549
*	Vanguard Group	Vanguard Tgt Retirement 2025	6,549
*	Vanguard Group	Vanguard Tgt Retirement 2030	5,332
*	Vanguard Group	Vanguard Tgt Retirement 2035	3,160
*	Vanguard Group	Vanguard Tgt Retirement 2040	1,902
*	Vanguard Group	Vanguard Tgt Retirement 2045	1,382
*	Vanguard Group	Vanguard Tgt Retirement 2050	732
*	Vanguard Group	Vanguard Target Retirement Inc	1,287
*	Vanguard Group	Total Bond Mkt Idx Signal	45,184
*	Vanguard Group	Vanguard Wellington Inv	56,581
*	Vanguard Group	Vanguard Windsor II Fund Inv	44,189
		Total Investment in Shares in Registered Investment Company	382,881

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	137,105
		Total Investment in Common/Collective Trust	137,105

*	Energizer Holdings, Inc.	Common Stock - Energizer Holdings, Inc. Stock Fund	57,362
		Total Investment in Common Stock	57,362

*	Loans to Participant	Loans to Participants (various maturity dates through	12,925
		December 2018, 4.75% to 10.50% interest)
		Total Loans to Participants	12,925

			$ 590,273

	* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By:____________________________________
    Daniel J. Sescleifer
    Executive Vice President and Chief Financial Officer

June 26, 2009

EXHIBIT INDEX

Exhibit No.          Description

23          Consent of Independent Accountants